August 16, 2017

Via Edgar and Federal Express

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:Range Resources Corporation

Form 10-K for the Fiscal Year ended December 31, 2016

Filed February 22, 2017

Form 8-K Filed August 2, 2017

(File No. 1-12209)

Dear Mr. Schwall:

On August 10, 2017, Range Resources Corporation (“we” or the “Company”) received comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to the above-referenced Form 10-K and Form 8-K. We respectfully submit the following responses to your inquiries. For your convenience, each response is prefaced by the exact text of the Staff’s comment in italicized text.

Form 10-K for the Fiscal Year ended December 31, 2016

Business and Properties, page 2

Proved Undeveloped Reserves (PUDS), page 11

Inquiry:

1.The disclosure here and elsewhere on page F-47 states “all proved undeveloped drilling (PUD) locations are scheduled to be drilled prior to the end of 2021”, e.g. five years from the date of your current filing.

The disclosure on page F-47 also indicates that you have certain reserves as of the date of your current filing that have been reported for more than five years from their original date of booking, e.g. more that five years from the date of your current filing.

It appears that the current fiscal year-end of December 31, 2016 is the reference date used in determining the length of time such proved undeveloped reserves have been disclosed.  Item 1203(d) of Regulation S-K clarifies the reference date for determining the length of time such reserves remain undeveloped is the date of initial disclosure in a filing made with the U.S. Securities and Exchange Commission.  Please clarify for us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2015, other than the 50 Bcfe disclosed on F-47, will remain undeveloped for five or more years from the date of initial disclosure.  Please include in your analysis any wells which have been drilled but remain uncompleted where the related reserves will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves.

Range Resources Corporation          100 Throckmorton Street, Suite 1200                Fort Worth, Texas 76102                 Tel: 817.870.2601

Response:

We acknowledge the Staff’s comment and respectfully note that all of our recorded proved undeveloped reserves (PUDs) as of December 31, 2016 are scheduled to be drilled within five years from the date of their initial disclosure.  The Company also notes there are no PUDs that have remained uncompleted beyond five years of initial disclosure other than the 50 Bcfe disclosed on F-47.  The Company proposes to clarify our disclosure in future filings, commencing with the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, as indicated below:

“All of the Company’s recorded proved undeveloped drilling locations are scheduled to be drilled within five years of initial disclosure” or similar wording as appropriate.

Producing Wells, page 14

Inquiry:

2.We note the disclosure summarizing your drilling activity for the past three years; however, we are unable to locate comparable disclosure relating to your present activities, such as the number of wells in process of being drilled or wells temporarily suspended awaiting completion or connection to sales.  To the extent that these or other related activities are of material importance, please expand your disclosure consistent with the guidance in Item 1206 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and provide the following explanation.  We respectfully refer the Staff to page 14 under the caption “Drilling Activity” where we have disclosed the following:

“As of December 31, 2016, we were in the process of drilling 36 (33.7 net) wells.”

We do not carry an uncompleted well inventory beyond normal work-in-process activity cited on page 14, as we routinely complete wells within a relatively short period of time after drilling is complete and the rig has been removed from the location.  The Company proposes to clarify its disclosure in future filings, commencing with the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, as indicated below:

“As of December 31, 2017, we were in the process of drilling, completing or waiting on completion __ (___ net) wells” or similar wording as appropriate.

Notes to Consolidated Financial Statements

(19) Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited), Page F-43

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited), page F-44

Inquiry:

3.You disclose that as of December 31, 2016, there were 50 Bcfe of reserves that have been reported for more than five years from their original date of booking.  Please tell us the specific circumstances that justify continuing to disclose these proved undeveloped reserves as proved reserves at December 31, 2016.

Page | 2      Range Resources Corporation     100 Throckmorton Street, Suite 1200     Fort Worth, Texas 76102     Tel: 817.870.2601

Response:

We acknowledge the Staff’s question and provide the following explanation.  The 50 Bcfe of reserves (less than 1% of total proved reserves) have been reported for more than five years from their original booking date.  This 50 Bcfe represents wells assigned proved reserves in 2011 and were included in proved reserves as of December 31, 2016 due to infrastructure delays.  As of the date of this letter, the wells to which these reserves were assigned have been drilled, are currently being completed and are expected to be turned to sales in the fourth quarter of this year.  The development of these reserves was delayed as we waited on capacity to become available in the existing infield gathering infrastructure.  Over the past several years, we have continued to drill longer laterals, have higher per well productivity and wells have performed better than projected which resulted in the infield gathering infrastructure capacity being fully utilized longer than originally forecasted.

Form 8-K Filed August 2, 2017

Exhibit 99.1 – News Release of Second Quarter 2017 Financial Results

Inquiry:

4.We note in the third bullet of the Highlights section, you present your non-GAAP measure, Cash flow from operations before changes in working capital without presenting a directly comparable GAAP measure with equal or greater prominence.  Please review your presentation pursuant to the guidance in Item 10e(1)(i)(A) of Regulation S-K and Compliance and Disclosure Interpretation (C&DI) 102.10.

Response:

We have reviewed Item 10e(1)(i)(A) of Regulation S-K and Compliance and Disclosure Interpretation (C&DI) 102.10.  When preparing our next news release for the quarter ended September 30, 2017, we intend to present the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure, including ensuring that the most directly comparable GAAP measure precedes the non-GAAP measure.

Inquiry:

5.We note you present your cash margins per mcfe for each quarter.  Please tell us and disclose how you calculate this measure, and provide the disclosures set for in Item 10(e)(1)(i) of Regulation S-K to the extent it represents a non-GAAP measure.

Page | 3      Range Resources Corporation     100 Throckmorton Street, Suite 1200     Fort Worth, Texas 76102     Tel: 817.870.2601

Response:

We acknowledge the Staff’s question.  The presentation below includes the calculation of cash margin per mcfe for the periods presented:

Determination of Cash Margin Per Mcfe, a non-GAAP Measure For the Three Months ended June 30, 2017 and 2016 (In thousands, except per mcfe amounts)
	Three Months Ended June 30,
	2017	2016

Revenues
Natural gas, NGL and oil sales, as reported	$506,137	$224,606
Derivative fair value income (loss), as reported	111,195	(162,798)
Less non-cash fair value (gain) loss	(107,809)	260,876
Brokered natural gas and marketing and other, as reported	55,779	39,989
Less ARO settlement and other (gains) losses	237	(516)
Cash revenue applicable to production	565,539	362,157

Expenses
Direct operating, as reported	31,420	20,671
Less direct operating stock-based compensation	(522)	(696)
Transportation, gathering and compression, as reported	191,590	136,844
Production and ad valorem, as reported	9,969	6,049
Brokered natural gas and marketing, as reported	55,857	40,925
Less brokered natural gas and marketing stock-based compensation	(388)	(378)
General and administrative, as reported	52,322	46,064
Less G&A stock-based compensation	(14,279)	(15,443)
Less lawsuit settlements	(540)	(403)
Interest expense, as reported	47,926	37,758
Cash expenses	373,355	271,391
Cash margin, a non-GAAP measure	$192,184	$90,766
Mmcfe produced during period	176,950	129,290
Cash margin per mcfe	$1.09	$0.70

We acknowledge our presentation of cash margin per mcfe is a non-GAAP measure and we did not present a comparable measure in accordance with GAAP or a reconciliation from our non-GAAP measure to the comparable GAAP measure.  The presentation below includes such reconciliation for the periods presented:

Page | 4      Range Resources Corporation     100 Throckmorton Street, Suite 1200     Fort Worth, Texas 76102     Tel: 817.870.2601

Reconciliation of Income (Loss) before Income Taxes to Cash Margin For the Three Months Ended June 30, 2017 and 2016 (In thousands)
	Three Months Ended June 30,
	2017	2016

Income (loss) before income taxes, as reported	$127,201	$(354,424)
Adjustments to reconcile income (loss) before income taxes to cash margin:
ARO settlements and other (gains) losses	237	(516)
Derivative fair value (income) loss	(111,195)	162,798
Net cash receipts on derivative settlements	3,386	98,078
Exploration expense	14,498	6,785
Lawsuit settlements	540	403
MRD merger expenses	—	2,621
Termination costs	(96)	5
Deferred compensation plan	(14,466)	25,746
Stock-based compensation (direct operating, brokered natural gas and marketing and general and administrative)	15,189	16,517
Depletion, depreciation and amortization	152,504	122,390
(Gain) loss on sale of assets	(807)	3,304
Abandonment and impairment of unproved properties	5,193	7,059
Cash margin, a non-GAAP measure	$192,184	$90,766

When preparing our next news release for the quarter ended September 30, 2017, we will present the computation of cash margin and will present, with equal or greater prominence, the most directly comparable financial measure calculated in accordance with GAAP and a reconciliation to that measure.

Inquiry:

6.On page 12 we note you present Average prices including cash settled hedges that qualify for hedge accounting before third party transportation costs even though you appear to have discontinued hedge accounting effective March 1, 2013.  Please either revise or explain reason for the caption description.

Response:

We acknowledge the Staff’s comment and in future disclosures, we will revise the caption description to the following:

“Average prices including cash settled hedges before third party transportation costs.”

Inquiry:

7.On page 13 we note you present non GAAP measures Adjusted basic and Adjusted diluted income per common share without a reconciliation from your GAAP earnings per share pursuant to C&DI 102.05.  Please provide the additional disclosures.

Page | 5      Range Resources Corporation     100 Throckmorton Street, Suite 1200     Fort Worth, Texas 76102     Tel: 817.870.2601

Response:

We acknowledge the Staff’s comment and in future disclosures, we will provide a reconciliation of GAAP earnings per share to the non-GAAP earnings per share. The presentation below includes such reconciliation for the periods presented:

Reconciliation of Reported Net Income (Loss) to Net Income (Loss), excluding certain items- and Adjusted Earnings Per Share, Non-GAAP Measures (In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Net income (loss), as reported	$69,550	$(224,936)	$239,661	$(318,708)
Adjustments for certain special items:
(Gain) loss on sale of assets	(807)	3,304	(23,407)	4,947
Loss (gain) on ARO settlements	40	6	40	8
Change in fair value related to derivatives prior to settlement	(107,809)	260,876	(277,547)	283,434
Impairment of proved property	—	—	—	43,040
Abandonment and impairment of unproved properties	5,193	7,059	9,613	17,687
MRD merger expenses	—	2,621	—	2,621
Lawsuit settlements	540	403	1,163	1,324
Termination costs	(50)	5	2,400	167
Non-cash stock-based compensation	15,671	16,888	29,625	29,795
Deferred compensation plan	(14,466)	25,746	(27,635)	41,802
Tax impact	48,029	(115,219)	122,796	(146,498)
Net income (loss) excluding certain items, a non-GAAP measure	$15,891	$(23,247)	$76,709	$(40,381)

Net income (loss) per diluted share, as reported	$0.28	$(1.35)	$0.97	$(1.91)
Adjustments for certain special items per diluted share:
(Gain) loss on sale of assets	—	0.02	(0.09)	0.03
Loss (gain) on ARO settlements	—	—	—	—
Change in fair value related to derivative prior to settlement	(0.44)	1.56	(1.13)	1.70
Impairment of proved property	—	—	—	0.26
Abandonment and impairment of unproved properties	0.02	0.04	0.04	0.11
MRD merger expenses	—	0.02	—	0.02
Lawsuit settlements	—	—	0.01	0.01
Termination costs	—	—	0.01	—
Non-cash stock-based compensation	0.06	0.10	0.11	0.17
Deferred compensation plan	(0.06)	0.15	(0.11)	0.25
Tax impact	0.20	(0.68)	0.50	(0.88)
Net income (loss) per diluted share, excluding certain items, a non-GAAP measure	$0.06	$(0.14)	$0.31	$(0.24)
Adjusted earnings (loss) per share, non- GAAP measure:
Basic	$0.06	$(0.14)	$0.31	$(0.24)
Diluted	$0.06	$(0.14)	$0.31	$(0.24)

Page | 6      Range Resources Corporation     100 Throckmorton Street, Suite 1200     Fort Worth, Texas 76102     Tel: 817.870.2601

In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (817) 869-4224 if you have any additional questions or comments.

Sincerely,

/s/ Roger S. Manny
Roger S. Manny
Executive Vice President and Chief Financial Officer

Cc:Jeffrey Ventura, Chief Executive Officer

David P. Poole, Senior Vice President and General Counsel

Mark Metts – Sidley Austin LLP

Brad Skinner – United States Securities and Exchange Commission

Lily Dang – United States Securities and Exchange Commission

Jenifer Gallagher – United States Securities and Exchange Commission

John Hodgin – United States Securities and Exchange Commission

Page | 7      Range Resources Corporation     100 Throckmorton Street, Suite 1200     Fort Worth, Texas 76102     Tel: 817.870.2601